Exhibit 99.8

PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 403 509 7500 Facsimile +1 403 781 1825

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2009 of OPTI Canada Inc. of our report dated March 15, 2010, relating to the financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.

We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form included in this Annual Report on Form 40-F which is incorporated by reference in such Registration Statement.

Chartered Accountants
Calgary, Alberta

March 15, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.